Valcent Products Inc.
(A Development Stage Company)

Management’s Discussion and Analysis of Financial Condition and Results of Operation
June 30, 2011
(Unaudited)

TABLE OF CONTENTS

Management’s Discussion and Analysis

		Page
1	Overview	3
2	Corporate Developments	3
3	Critical Accounting Estimates	3
4	Changes in Accounting Policies Including Initial Adoption	4
5	Selected Quarterly Data	5
6	Results of Operations	5
7	Liquidity and Capital Resources	6
8	Financial Instruments	9
9	Off-Balance Sheet Arrangements	9
10	Related Party Transactions	10
11	Outstanding Share Data	10
12	Subsequent Events	11
13	Internal Controls over Financial Reporting	11
14	Risk Factors	11
15	Outlook	12

PRELIMINARY INFORMATION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Valcent Products Inc. (“Valcent” or “the Company”) for the three months ended June 30, 2011 and related notes thereto. These statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the March 31, 2011 audited consolidated financial statements.

Previously, the Company prepared its unaudited interim and audited annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was April 1, 2011, 2010 comparative information included in this MD&A has been restated where indicated. All figures are in United States dollars unless otherwise noted. This MD&A has been prepared as of September 28, 2011.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. Forward-looking statements look into the future and provide an view as to the effect of certain events and trends on the business.  Forward-looking statements may include words such as “plans”, “intends”, “anticipates”, “should”, “estimates”, “expects”, “believes”, “indicates”, “suggests” and similar expressions. This MD&A contains forward-looking statements including, but not limited to, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, operating risks, changes in general economic conditions, and other factors are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

It is important to note that unless otherwise indicated, forward-looking statements in this MD&A describe the Company’s expectations as of June 30, 2011. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, except as required by law. The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

1.         OVERVIEW

Valcent Products Inc. (which, together with its subsidiaries, is collectively referred to as the “Company” or “Valcent”) was incorporated in Canada in 1996.  The Company’s current business activity is to focus on the continued development and marketing of the Company’s High Density Vertical Growth System (“VertiCropTM”). The Company is listed on the OTC QB, having the symbol VCTZF.

The VertiCrop™ System is designed to grow vegetables, herbs and other leafy plant crops much more efficiently and with greater food value than in agricultural field conditions. The VertiCrop™ system is enabled by high contribution margins, and by existing market price premiums commanded by year round, locally grown, pesticide, herbicide free produce. The VertiCrop™ system’s small footprint and high yield enable market expansion into previously under addressed urban and near urban marketplaces.

2.         CORPORATE DEVELOPMENTS

On December 16, 2010 Stephen Kenneth Fane, FCA, accepted the position of Chief Executive Officer and a Director of the Company and Christopher Ng accepted the position of Chief Operating and a Director of the Company. New management has shifted the Company’s focus from being a research and development Company to marketing and commercializing the Company’s VertiCropTM System.

The Company has established sales and marketing materials, established sales and marketing support, and has been providing quotes for specific, targeted customers. The Company is in the process of downsizing the Valcent EU Ltd. subsidiary and has changed its focus to an R&D function. In addition the Company intends to develop and implement an R&D capability in Canada and the US.

The Company entered into a series of debt settlement agreements during the year ended March 31, 2011 to substantially reduce its debt in order to enable further funding initiatives pursuant to its business operations.  The details of the settlement of promissory notes and convertible debts are outlined in the Company’s audited consolidated financial statements for the year ended March 31, 2011.

3.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.

A detailed summary of all of the Company's significant accounting policies is included in Note 2 to the unaudited interim Consolidated Financial Statements for the year ended June 30, 2011. Note 24 provides a review of the significant changes to the reported financial position and results of operations of the Company under Canadian GAAP and IFRS.

The following is an outline of the estimates that the Company considers as critical in the preparation of its consolidated financial statements.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

3.	CRITICAL ACCOUNTING ESTIMATES (continued)

(a)      Income Taxes

Significant judgment is required in determining the provision for income taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable than an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision.  Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

(b)      Share-based Payment Transactions

The Company measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

(c)      Valuation of Derivative Instruments

IFRS requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants and non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement at their fair value.  Warrants with such provisions will no longer be recorded to equity. In estimating the appropriate fair value, the Company uses the most appropriate valuation model.

4.         CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There were no changes in accounting policies during the three months ended June 30, 2011.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises would be required to adopt International Financial Reporting Standards ("IFRS") in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and commenced reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

4.         CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION (cont’d)

FIRST TIME ADOPTION OF IFRS

The Company’s financial statements for the year ending March 31, 2012 will be the first annual financial statements that will be prepared in accordance with IFRS.  IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was April 1, 2010 (the “Transition Date”).  IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be March 31, 2012.  However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption.  Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian generally accepted accounting principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover Canadian GAAP to IFRS are discussed in Note 24 of the condensed consolidated interim financial statements for the three months ended June 30, 2011.

5.         SELECTED QUARTERLY DATA

	2011	2011	2010	2010	2010	2010	2009	2009
(Unaudited)	Jun 30	Mar 31	Dec 31*	Sept 30*	Jun 30	Mar 31*	Dec 31*	Sept 30*
Revenues	$-	-	-	-	-	-	-	-
Income (loss) from operations	$(73,611)	(3,275,296)	(684,335)	(635,977)	(1,070,944)	(1,911,676)	(470,719)	(1,092,525)
Net (loss) income	$34,464	(4,217,002)	(1,056,835)	(389,105)	(967,110)	(3,878,731)	(487,117)	(1,066,937)
(Loss) gain per share from continued operations	$0.00	(0.07)	(0.02)	(0.01)	(0.02)	(0.06)	(0.01)	(0.03)

*As the Company’s IFRS transition date was April 1, 2010, information for these quarters is presented in the above table in accordance with Canadian GAAP and has not been restated in accordance with IFRS.

The changes in comparative results of operations on a quarter over quarter basis are due primarily to significant fluctuations in the following areas:  product development costs, stock-based compensation charges, foreign exchange gains and losses, interest and accretion expense, and fair value changes of embedded derivatives in convertible debt.

6.         RESULTS OF OPERATIONS

During the three months ended June 30, 2011 (“first quarter 2012”), expenses decreased by $1,001,574 resulting in a profit of $34,464 compared to a loss of $967,110 for the three months ended June 30, 2010 (“first quarter 2011”).  The decrease in expenses is largely due to:

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

6.         RESULTS OF OPERATIONS (continued)

•
A credit of $264,424 in stock-based compensation expense.  At June 30, 2011, certain senior management were entitled to receive 6,647,195 options based on certain services provided under a Private Placement Agreement dated December 14, 2010. These options were measured at March 31, 2011 by applying the fair value method using a Black-Scholes option pricing model in accounting for options.  At June 30, 2011, the options were revalued, with a significantly lower value, resulting in a credit to stock-based compensation of $359,653.  This credit was offset by an additional 675,824 options being earned during the three months ended June 30, 2011 which resulted in a charge to stock-based compensation expense of $41,163. These options were valued using the same Black-Scholes option pricing model.  Also during the same period the Company had an additional commitment to issue 675,824 common shares. The shares were valued at $54,066 based on the market price of the shares at the time the shares were earned and also charged to stock-based compensation.

•
Investor relations fees decreased by $248,299 from $255,232 during first quarter 2011 to only $6,933 first quarter 2012.  During first quarter 2011, the Company utilized third party consultants in investor related advisory activities to help assist the Company find new avenues of financing.  During the first quarter 2012, such activities were reduced.

•
Travel decreased by $49,801 from $56,818 in first quarter 2011 to $7,017 in first quarter 2012.  The Company undertook a number of active development projects in the United States and Europe in first quarter 2011, while such development slowed during first quarter 2012 to conserve available funds.

•
Amortization decreased from $56,589 in first quarter 2011 to $8,954 in first quarter 2012.  The decrease in amortization is due to the Company’s decision in October 2010 to sell its remaining assets in the United States and the write-down as at March 31, 2011, of property and equipment from El Paso and UK related business operation assets held for future use. The Company halted amortization of these assets and classified them as assets held for resale.

•
Product development expenses decreased from $463,881 in first quarter 2011 to $217,155 in first quarter 2012, a decrease of $246,726.  The decrease is due to the Company reducing its product development expenditures to conserve available funds. In addition, the Vertigro Algae technologies and Tomorrow Garden® product line development and Vertigro Algae related research and development were concluded in the last quarter of fiscal 2010.

•
Due to the settlement of a significant portion of debts outstanding during the year, interest and accretion expense decreased by $61,845 from $77,540 in first quarter 2011 to $15,695 in first quarter 2012.

7.         LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital deficit as at June 30, 2011 is $2,200,036 (March 31, 2011 - $2,211,592), a slight decrease of $11,556. The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.  As at June 30, 2011 the Company does not have sufficient cash on hand to fund its operations for the next twelve months.

The Company has cash of $46,534 as of June 30, 2011.  The Company expects to incur through the end of the next fiscal year $1,350,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

7.         LIQUIDITY AND CAPITAL RESOURCES (continued)

The Company has no long-term debt.  During the first quarter 2012 the Company received $155,889 in gross proceeds from a third private placement.  The Company also issued a promissory note in the amount of $700,000 accruing interest at 18% per annum with a conversion feature connected to any accrued interest.  Even with this additional cash, we believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest.  We believe that debt financing beyond the current bridge loan will not be an alternative for funding as the current lender will be paid out from the proceeds of the sale of our El Paso Texas property and there is no assurance we will receive more than the current loan from the sale. This will leave the company with no real tangible assets to borrow against until such time as the economic viability of VertiCrop™ System can be demonstrated.  If adequate funds are not available or not available on acceptable terms, we may be unable to fund our commercialization of our products, develop or enhance services or respond to competitive pressures.

During the three months ended June 30, 2011, the Company closed a private placement tranche and issued 1,036,263 units at a price of $0.15 per unit for gross proceeds of $152,439.  During the year ended March 31, 2011, the Company issued 15,636,656 common shares in settlement of $2,345,498 of debt, 3,500,000 common shares on the conversion of $840,000 in convertible notes and interest, 10,192,365 common shares for private placement in net proceeds of $1,320,701, 500,000 common shares for investor relations services received in the amount of $120,000, 600,000 common shares issued for consulting services in the amount of $144,000, 135,925 common shares for payment of interest in the amount of $32,622,  500,000 common shares for the extension of convertible notes in the amount of $60,000 and 21,704 common shares returned to treasury in the amount of $10,000.

As at June 30, 2011, accounts receivable of $238,818 consists of goods and services and HST tax receivable of $237,226. Prepaid expenses as at June 30, 2011 of $98,202 consist of prepaid insurance, rental deposits, and similar items. As a result of the cessation Tomorrow Garden inventories were impaired as at June 30 and March 31, 2011.

Accounts payable and accrued liabilities increased to $1,652,558 due to the Company’s current financial position the timing of paying payables has increased throughout the year.

Issuances of Debt and Changes to Debt Instruments

Details of the convertible notes are as follows:

Date of Issue	Balance, April 1, 2011	Accretion and interest	Balance, June 30, 2011
Feb 2010 (b)	$51,698	$1,793	$53,491

US $50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

7.         LIQUIDITY AND CAPITAL RESOURCES (continued)

Promissory Notes

Promissory notes payable consisted of the following due to third party lenders:

June 30, 2011
8% and 10% simple interest, unsecured, due on demand	$568,949

The demand notes are due to related parties who are beneficial owners of more than 5% of the Company’s common shares, a director and officer of the Company and a former director and officer of the Company.

Cash Flows

Operating Activities

Cash outflows from operating activities were $191,974 for the three months ended June 30, 2011 compared to $509,154 for first quarter 2011.  This decrease is mainly attributable to changes in working capital balance and a decrease in overall spending in first quarter 2012.

Investing Activities

Cash outflows from investing activities were $682 during first quarter 2012 compared to $3,302 during first quarter 2011.  Purchases of capital assets and equipment slowed during first quarter 2012 compared to first quarter 2011 in order to conserve available funds.

Financing Activities

Cash inflows from financing activities decreased from $500,775 in first quarter 2011 to $207,254 in first quarter 2012.   This is due to a promissory note received in first quarter 2011 of $503,117.   During first quarter 2012 the Company raised $152,439 in private placements and collected $54,815 in commitments to issue shares.

Contractual Obligations

During the first quarter 2012, there were no material changes in the Company’s contractual obligations as specified in the audited consolidated financial statements at March 31, 2011.

Legal Proceedings

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Subsequent to year end, Management became aware of a legal claim against the company for property damage and contract default in the amount of approximately $155,000 plus related costs. The Management is assessing the validity of the claim and has not yet engaged its legal counsel for comment. Based on information currently available the Company has recorded the $26,766 of the claim as a liability as at June 30, 2011.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

8.         FINANCIAL INSTRUMENTS

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value.  Receivables are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties and convertible notes are designated as other financial liabilities, which are measured at amortized cost.  Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of operations. The fair value of these financial instruments approximates their carrying value due to their short-term maturity.

Fair Value of Financial Instruments

The table below provides an analysis, by valuation method, of financial instruments that are measured at fair value subsequent to recognition. Refer to for an explanation of the fair value hierarchy applied.

June 30, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$62,330	$-	$62,330

March 31, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$175,600	$-	$175,600

There were no assets or liabilities transferred from one level to another in the hierarchy during the three months ended June 30, 2011.

The Company’s embedded derivative liability, included within convertible notes, is classified within Level 2 of the fair value hierarchy as it is determined using the difference between face value of the principle and the conversion premium, which uses readily observable market inputs.

The conversion feature was separated from the host contract and accounted for as a derivative instrument.  The derivative conversion option was valued using a binomial lattice model taking into account underlying unit factors such as conversion price, volatility, risk-free rates, the Company’s credit adjusted rates and dividend yield.  On conversion of the debentures the liability amount was allocated to derivative liability.

In assessing the fair value of other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.  The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

9.         OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material adverse effect on our financial condition or results of operations.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

10.         RELATED PARTY TRANSACTIONS

During the three months ended June 30, 2011 and 2010, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	Three months ended June 30,
	2011	2010
Product development	$2,408	$42,344
Interest and accretion	9,623	32,164
Rent	-	4,591
	$11,671	$79,099

The related party transactions are in the ordinary course of business and are measured at the exchange amount which is the amount agreed upon by the transacting parties.

At June 30, 2011 and 2010, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares. The amounts owing were non-interest bearing and had no specific terms of repayment.

At June 30, 2011, promissory notes payable of $568,949 (June 30, 2010 - $1,341,595) included in the total amount of the promissory notes owing are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company.

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License for the three months ended June 30, 2011 and 2010.

Key Management Compensation
	Three months ended June 30,
	2011	2010
Salaries and short-term employee benefits	$155,000	$24,465
Share-based payments	28,224	-
	$183,224	$24,465

11.         OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  As at September 28, 2011, 84,254,834 common shares were issued and outstanding.   There are also incentive share options outstanding and committed that are outstanding to acquire 9,373,019 unissued common shares.  There are no preferred shares outstanding.  As at June 30, 2011 there were share purchase warrants outstanding that are exercisable to acquire 29,750,070 unissued common shares. Subsequent to June 30, 1011, 5,892,660 warrants expired unexercised.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

12.         SUBSEQUENT EVENTS

On July 14, 2011, the Company entered into a Letter of Understanding with Chris Bradford, the Chairman of the Board and Managing Director of Valcent Products (EU) Ltd. where certain terms of payment were discussed depending of the timing of Mr. Bradford’s departure from the Company. In the meantime starting in July 2011, Mr. Bradford will receive a monthly director’s fee in the amount of $8,015 until one month notice or payment in lieu of notice is given. He will also receive 1,000,000 shares or options in the Company which are to be clarified at a later date based on certain performance measures. Other terms and conditions will be negotiated at the time of his departure.

On July 14, 2011, the Company issued a secured promissory note in the amount of $700,000 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matures on July 14, 2012 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso Texas owned by a wholly owned subsidiary of the Company. The Company may repay the note at any time without penalty.

On August 10, 2011, the Company received a Cease Trade Order from the British Columbia Securities Commission for failure to file its comparative annual financial statement for the fiscal year end March 31, 2011, its Management Discussion and Analysis for the period ended March 31, 2011 and its Annual Information Form for the same period. The order will be lifted upon filing the required information and an Executive Director’s order revoking the cease trade order.

13.         INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.  During the three months ended June 30, 2011, there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

14.         RISK FACTORS

As Valcent is in the early stages of development of the VertiCropTM product line, the business involves a high degree of risk.  The economic viability of VertiCrop™ System needs to be demonstrated in order for the Company to meet its financial obligations as they come due. An investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

Material risks and uncertainties affecting Valcent, their potential impact and the Company’s risk management strategies are substantially unchanged from those disclosed in the Company’s MD&A and 20-F for the year ended March 31, 2011, which are available on SEDAR and EDGAR.

Valcent Products Inc.
(A Development Stage Company)
Management’s Discussion and Analysis
June 30, 2011
(Expressed in US Dollars)
(Unaudited)

15.         OUTLOOK

From inception the Company has generated minimal cost recoveries from the Company’s business operations and has traditionally met the Company’s ongoing obligations by raising capital through external sources of financing, such as private placement, convertible notes, demand and promissory notes, and director and shareholder advances.  The Company is also attempting to sell nonproductive assets located at its El Paso research facility to generate capital.

The Company’s plan of operations over the course of the next twelve months, subject to adequate financing, is to focus on the continued development and marketing of the Company’s VertiCropTM vertical plant growing systems.